Mail Stop 0407

      							December 22, 2005

Via U.S. Mail and Fax
Mr. Gary Gatchell
Executive Vice President and Chief Financial Officer
Carrier Access Corporation
5395 Pearl Parkway
Boulder, CO 80301

	RE:	Carrier Access Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 000-24597

Dear Mr. Gatchell:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Business, page 13

1. Please tell us and disclose in your next filing how your accounting policies for the price protection and return rights that you discuss on page 13 as well as any other undisclosed rights.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

2. You have disclosed that the fair values of the individual elements of multiple element arrangements are determined primarily based upon sales price. Tell us about the other methods that you use to determine fair value.

Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 41

3. If the captions "cost of sales" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales."

Form 10-K for the fiscal year ended December 31, 2004

4. Please provide us with a summary of your entries to arrive at your restatements for 2003 and 2004. We have been unable to reconcile certain items such as inventory, inventory valuation, deferred taxes, passage of title adjustments to revenue, and probability of collection adjustments to revenue. We may have further comments.

Selected Consolidated Financial Data, page 26

5. In your next filing, prepare Selected Consolidated Financial
Data
as required by Item 301 of Regulation S-K.

Financial Statements and Supplementary Data

1. Summary of Signification Accounting Policies, page 44

6. You have disclosed on page 8 that you spend significant engineering resources producing customized software and hardware.
Please tell us your consideration of the applicability of SOP 97-2 to your revenue recognition policy.

7. Tell us and disclose in your next filing your accounting policy for allocating the arrangement fee to separate elements of an arrangement.


4. Business Combinations, page 53

8. Tell us and disclose in your next filing how you determined the value of each intangible asset acquired from the Paragon acquisition and your basis for your amortization periods for the following acquired from the Paragon acquisition:
* Developed product technology - 5 years
* Customer relationships - 7 years

9. Stock Options, page 59

9. Tell us and disclose in your next filing your consideration of FIN
44 in accounting for the stock options with a price greater than or equal to $10 that you exchanged and that were discussed on page
60.

Controls and Procedures, page 65

10. Amend to expand your discussion in MD&A regarding the cause for the material weaknesses in internal controls and procedures, your plans for remediation, the reasons for the delays in remediation and why you believe that your financial statements are fairly presented.

Form 10-Q for the quarterly period ended September 30, 2005

11. Please revise to mark the December 31, 2004 balance sheet as "restated."

12. Please address the comments regarding Form 10-K for the fiscal year ended December 31, 2004 as applicable.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Sharon Virga, Senior Staff Accountant, at (202) 551-
3385
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Gary Gatchell
Carrier Access Corporation
December 22, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE